UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-I

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

EXPRESSJET HOLDINGS, INC.

(Name of Subject Company (Issuer))

ExpressJet Holdings, Inc.

(Name of Filing Persons – (Offeror))

4.25% Convertible Notes due 2023

(Title of Class of Securities)

30218UAB4 and 30218UAA6

(CUSIP Numbers of Class of Securities)

Scott R. Peterson

Vice President, General Counsel & Secretary

EXPRESSJET HOLDINGS, INC.

700 North Sam Houston Parkway West, Suite 200

Houston, Texas 77067

(832) 353-1000

(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

John B. Clutterbuck

Timothy C. Langenkamp

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, Texas 77002

Telephone: (713) 220-4200

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee
$130,924,250	$26,185

*	Estimated for the purpose of determining the filing fee. The filing fee calculation is based upon $128,200,000 aggregate principal amount of 4.25% Convertible Notes due 2023 plus accrued and unpaid interest thereon through July 31, 2008 that may be received by the Company in the offer to exchange, and is calculated in accordance with Rule 0-11(b).

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO-I (this “Schedule TO-I”), is filed by ExpressJet Holdings, Inc., a Delaware corporation (“ExpressJet” or the “Company”), and relates to an issuer tender offer made by ExpressJet for its 4.25% Convertible Notes Due 2023 (the “Notes”). Pursuant to the terms of the indenture governing the Notes, dated as of August 5, 2003, among ExpressJet, a subsidiary of the Company as guarantor and The Bank of New York Trust Company, N.A., as successor trustee thereunder (the “Trustee”), the Company offers to repurchase all $128.2 million aggregate principal amount of its Notes, whereby each $1,000 principal amount that is tendered and not withdrawn would receive in exchange:

•

a number of shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), equal to (i) the principal amount of the Notes tendered plus accrued and unpaid interest thereon through July 31, 2008 divided by (ii) 97.5% of the average closing sale price of the Common Stock for the five consecutive trading days ending on July 29, 2008, appropriately adjusted for any stock split, stock dividend, rights issuance or other distribution occurring during such five consecutive trading days (the “Stock Consideration”); or

•

if the Company does not meet the conditions to using Common Stock in connection with its obligation to repurchase under the Indenture, $1,000 in cash plus accrued and unpaid interest thereon through July 31, 2008 (the “Alternate Consideration”).

The consideration actually paid in connection with the Offer to Exchange, whether the Stock Consideration or the Alternate Consideration, including, in both cases, the cash paid in lieu of fractional shares of Common Stock, is referred to as the “Repurchase Consideration.”

The Company is making the Offer to Exchange solely to fulfill its repurchase obligation under the Indenture by providing registered holders of Notes (each a “Holder” and collectively, the “Holders”) the opportunity to have their Notes repurchased. The Company has elected under the Indenture for any repurchases to be made entirely in shares of Common Stock. As required by the Indenture, the Company is delivering to Holders a “Company Repurchase Notice” along with this Offer to Exchange.

The terms and conditions of this offer are set forth in the Offer to Exchange, dated July 2, 2008 (the “Offer to Exchange”), and the accompanying Company Repurchase Notice (including the Repurchase Notice attached thereto as Annex A) and letter of transmittal, which are Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) hereto, respectively. All of the information set forth in the Offer to Exchange, Company Repurchase Notice and the related Letter of Transmittal, is hereby expressly incorporated by reference in response to all items of this Schedule TO-I except as otherwise set forth below.

This Schedule TO-I is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

The information under the heading “Summary” in the Offer to Exchange is incorporated herein by reference in answer to Item 1 of the Section TO-I.

Item 2.	Subject Company Information.

The information under the headings “The Company,” “Description of the Notes” and “Market For Our Common Stock and Notes” in the Offer to Exchange is incorporated herein by reference in answer to Item 2 of this Schedule TO-I.

Item 3.	Identity and Background of Filing Person.

The information under the headings “The Company” and “Management” in the Offer to Exchange is incorporated herein by reference in answer to Item 3 of this Schedule TO-I.

Item 4.	Terms of the Transaction.

The information under the headings “Important Information,” “The Offer to Exchange—Principal Terms of the Offer to Exchange,” “The Offer to Exchange—Material Differences Between the Notes and Company Common Stock,” “The Offer to Exchange—Conditions of the Offer to Exchange,” “The Offer to Exchange—Expiration Date; Extension; Amendment; Termination,” “The Offer to Exchange—Acceptance of Notes for Exchange; Payment for Notes,” “The Offer to Exchange—Procedures for Tendering Notes,” “The Offer to Exchange—Withdrawal of Tenders; Absence of Appraisal Rights,” “The Offer to Exchange—Accounting Treatment,” “Description of Our Capital Stock” and “Certain U.S. Federal Income Tax Considerations” in the Offer to Exchange is incorporated herein by reference in answer to Item 4 of this Schedule TO-I. None of ExpressJet’s officers, directors or affiliates hold any of the Notes and, therefore, no Notes are to be purchased from any officer, director or affiliate of ExpressJet in connection with the Offer to Exchange.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

The information under the heading “Market For Our Common Stock and Notes—Securities Repurchase Program” in the Offer to Exchange is incorporated herein by reference in answer to Item 5 of this Schedule TO-I.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information under the headings “Use of Proceeds” and “The Offer to Exchange—Purpose of the Offer to Exchange” in the Offer to Exchange is incorporated herein by reference in answer to Item 6 of this Schedule TO-I.

Item 7.	Source and Amount of Funds or Other Consideration.

The information under the heading “The Offer—Purpose of the Offer to Exchange” in the Offer to Exchange is incorporated herein by reference in answer to Item 7 of this Schedule TO-I.

Item 8.	Interest in Securities of the Subject Company.

The information under the heading “Management” in the Offer to Exchange is incorporated herein by reference in answer to Item 8 of this Schedule TO-I.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information under the heading “The Offer to Exchange—Solicitation” in the Offer to Exchange is incorporated by reference in partial answer to Item 9 of this Schedule TO-I.

ExpressJet will pay the reasonable and customary fees and reasonable out-of-pocket expenses of the paying agent of the Notes under the Indenture. ExpressJet will also pay specified trustee-related fees and expenses and its legal and accounting expenses. ExpressJet will not pay any fees or commission to any broker-dealer or any other person for soliciting tenders of Notes pursuant to the Offer to Exchange. ExpressJet will reimburse, upon request, reasonable and necessary costs and expenses incurred by brokers, dealers, commercial banks and trust companies in forwarding materials to their customers.

Tendering Holders will not be required to pay any fee or commission to ExpressJet. If, however, a tendering Holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, that Holder may be required to pay brokerage fees or commissions.

Item 10.	Financial Statements.

The information under the headings “Historical Financial Data” and “Unaudited Pro Forma Consolidated Financial Information” in the Offer to Exchange is incorporated herein by reference in answer to Item 10 of this Schedule TO-I.

Item 11.	Additional Information.

None.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange, dated July 2, 2008.
(a)(1)(B)	Company Repurchase Notice (including the Repurchase Notice attached thereto as Annex A).
(a)(1)(C)	Letter of Transmittal.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients.
(a)(1)(F)	Notice of Guaranteed Delivery.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	None.
(b)	None.
(g)	None.
(h)	None.

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ExpressJet Holdings, Inc.

Date: July 2, 2008	By:	/S/ FREDERICK S. CROMER
	Name:	Frederick S. Cromer
	Title:	Vice President and Chief Financial Officer

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange, dated July 2, 2008.
(a)(1)(B)	Company Repurchase Notice (including the Repurchase Notice attached thereto as Annex A).
(a)(1)(C)	Letter of Transmittal.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients.
(a)(1)(F)	Notice of Guaranteed Delivery.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	None.
(b)	None.
(g)	None.
(h)	None.